UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary
Date 19 April 2013

ASX RELEASE

19 April 2013

General Meeting of Novogen Limited:

Results of General Meeting, Friday 19 April 2013

Novogen Limited (ASX: NRT) announces that Novogen Shareholders approved all four resolutions put to its general meeting at 1pm today.

The full results of the General Meeting are set out in the tables below:

Vote Details

Resolution	Vote type	Voted	Percentage (%)	Percentage (%) of all securities
1. Approval to raise capital	For	23,738,292	98.23	20.26

	Against	218,718	0.90	0.19

	Open-Usable	208,563	0.86	0.18

	Open-Conditional	2,000	0.01	0.00

	Open Unusable	178,990	N/A	0.15

	Abstain	6,500	N/A	0.01

	Excluded	0	N/A	0.00
2. Approval to issue shares	For	13,265,319	93.33	11.30

	Against	737,348	5.19	0.63

	Open-Usable	208,563	1.47	0.18

	Open-Conditional	2,000	0.01	0.00

	Open Unusable	215,740	N/A	0.18

	Abstain	606,800	N/A	0.52

	Excluded	9,362,293	N/A	7.97

3. Issue shares to Phytose	For	22,659,788	95.99	19.30

	Against	736,348	3.12	0.63

	Open-Usable	208,563	0.88	0.18

	Open-Conditional	2,000	0.01	0.00

	Open Unusable	178,990	N/A	0.15

	Abstain	612,374	N/A	0.52

	Excluded	0	N/A	0.00
4. Issue convertible notes	For	13,311,245	93.73	11.34

	Against	659,848	4.65	0.56

	Open-Usable	228,563	1.61	0.19

	Open-Conditional	2,000	0.01	0.00

	Open Unusable	215,740	N/A	0.18

	Abstain	618,374	N/A	0.53

	Excluded	9,362,293	N/A	7.97

These results are provided in accordance with section 251AA of the Corporations Act 2001.

About Novogen Ltd:

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

More information: www.novogen.com

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